[redacted]

14047282

SEC
Mail Processing
Section

FEB 28 2014

Washington, DC
124

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43150

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vining-Sparks IBG, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

775 Ridge Lake Boulevard
(No. and Street)

Memphis	TN	38120
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harold L. Gladney (901) 762-5309
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

50 North Front Street, Suite 900	Memphis	TN	38103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

*AB 3/12

3/18/14

OATH OR AFFIRMATION

I, Mark Medford, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Vining-Sparks IBG, L.P. as of December 31, 2013 are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

JUDY L. WELKER STATE OF TENNESSEE NOTARY PUBLIC COUNTY OF SHELBY

Signature

Mark Medford, President and Chief Executive Officer
Title

Notary Public

My Commission Expires December 18, 2016

This report** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income.
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Partners' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

VINING-SPARKS IBG, LIMITED PARTNERSHIP AND SUBSIDIARIES

Consolidated Statement of Financial Condition

December 31, 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed as PUBLIC information pursuant to rule 17a-5(d) under Securities Exchange Act of 1934.

KPMG LLP
Suite 900
50 North Front Street
Memphis, TN 38103-1194

Report of Independent Registered Public Accounting Firm

The Partners
Vining-Sparks IBG, Limited Partnership and Subsidiaries:

We have audited the accompanying consolidated statement of financial condition of Vining-Sparks IBG, Limited Partnership and its subsidiaries as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of Vining-Sparks IBG, Limited Partnership and its subsidiaries as of December 31, 2013, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

February 27, 2014

VINING-SPARKS IBG, LIMITED PARTNERSHIP
AND SUBSIDIARIES

Consolidated Statement of Financial Condition

December 31, 2013

Assets

Cash	$	13,226,250
Cash segregated under federal and other regulations		4,564,272
Securities purchased under agreements to resell		72,618,222
Receivable from customers		918,764
Receivable from clearing agents and brokers and dealers		26,661,949
Securities owned, at fair value		340,572,810
Furniture, fixtures, and equipment, at cost, net of accumulated depreciation and amortization of $10,402,757		1,649,195
Accrued interest receivable on securities		1,237,810
Other receivables		1,690,891
Other assets		2,570,497
Total assets	$	465,710,660

Liabilities and Partners' Capital

Liabilities:		
Payable to clearing agents and brokers and dealers	$	150,988,678
Securities sold under agreements to repurchase		126,483,658
Payable to customers		59,665
Securities sold, not yet purchased, at fair value		78,098,642
Accrued interest payable on securities		62,578
Accounts payable and accrued expenses		15,601,569
Total liabilities		371,294,790
Partners' capital:		
Vining-Sparks Securities, Inc.		1,266,435
Vining-Sparks Fund, L.P.		36,269,261
Vining-Sparks & Associates, L.P.		56,880,174
Total partners' capital		94,415,870
Commitments and contingencies (notes 12 and 13)		
Total liabilities and partners' capital	$	465,710,660

See accompanying notes to consolidated statement of financial condition.

(1) Summary of Significant Accounting Policies

(a) *Organization*

Vining-Sparks IBG, Limited Partnership (the Partnership) primarily acts as a U.S. government and municipal securities broker-dealer. In the United States of America, the Partnership is registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority, Inc. (FINRA), and the Municipal Securities Rulemaking Board (MSRB). The Partnership is also registered in Europe with the Financial Conduct Authority (FCA) of the United Kingdom, and with certain regulatory agencies in Canada.

During 2011, the Partnership formed a wholly owned subsidiary, Vining-Sparks Loan Trading, LLC (Loan Trading), to help financial institutions manage their loan portfolios. The activities of Loan Trading during 2013 were not significant. During 2010, the Partnership formed a wholly owned subsidiary, Vining-Sparks Asset Management, LLC (VSAM), to serve as a registered investment advisor for depository institutions. The activities of VSAM during 2013 were not significant. The Partnership, Loan Trading, and VSAM are referred to hereafter as the Company.

At December 31, 2013, the partners are Vining-Sparks Securities, Inc. (VSSI), as a 1.3774% general partner, Vining-Sparks Fund, L.P., as a 39.3020% limited partner, and Vining-Sparks & Associates, L.P., as a 59.3206% limited partner.

(b) *Principles of Consolidation*

The consolidated financial statement includes the accounts of the Partnership and its two wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

(c) *Securities Transactions*

Securities transactions in regular-way trades are recorded on the trade date. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities owned and securities sold, not yet purchased, are stated at fair value. Securities owned and securities sold, not yet purchased, are valued at fair value using quoted market prices or matrix pricing as determined through third-party pricing services. There were no securities that were not readily marketable at December 31, 2013.

(d) *Fair Value*

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820 for *Fair Value Measurements and Disclosures* (ASC Topic 820) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market

the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(j) *Subsequent Events*

The Company has evaluated subsequent events through February 27, 2014, the date the financial statements were issued.

(2) Cash Segregated under Federal and Other Regulations

At December 31, 2013, cash segregated under federal and other regulations totaled $4,564,272. Of this amount, $4,348,152 was segregated for the benefit of customers maintained pursuant to Rule 15c3-3 of the SEC. The remaining balance of $216,120 as of December 31, 2013 was held on deposit in a special reserve bank account and relates to the Company's computation of a reserve requirement for proprietary accounts of introducing broker-dealers (PAIB calculation). The PAIB calculation is completed in order for the correspondent firm that uses the Partnership as its clearing broker-dealer to classify its assets held by the Partnership as allowable assets in the correspondent's net capital calculation.

(3) Securities Purchased under Agreement to Resell

The Partnership enters into purchases of securities under agreement to resell, with the obligation to resell the securities purchased reflected as an asset on the statement of financial condition. As of December 31, 2013, securities with a fair value totaling $72,397,849 were purchased under agreements to resell at prices totaling $72,618,222.

(4) Receivable from Clearing Agents and Brokers and Dealers

The receivable from clearing agents and brokers and dealers is comprised of the following at December 31, 2013:

Securities failed to deliver	$	20,142,509
Receivable from clearing agents		461,011
Receivable for unsettled trades and to-be-announced transactions		5,131,429
Other		927,000
	$	26,661,949

(5) Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consist of trading securities at fair value, as follows:

	Owned	Sold, not yet purchased
U.S. government and agencies	$ 160,477,171	77,487,007
Agency collateralized mortgage obligations	23,596,225	—
Small Business Administration (SBA) securities	112,038,045	—
United States Department of Agriculture (USDA) loans	9,859,902	—
SBA interest-only strips	345,310	—
State and municipal obligations	29,267,296	—
Corporate bonds	4,988,861	611,635
	$ 340,572,810	78,098,642

Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are determined by matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities. All securities are valued using matrix pricing and are classified as Level 2.

The following table presents the securities owned and sold, not yet purchased, based on valuation method, as of December 31, 2013:

	Fair value measurements at reporting date using			
	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Securities owned	$ —	340,572,810	—	340,572,810
Securities sold, not yet purchased	—	78,098,642	—	78,098,642

There were no transfers of securities to or from Levels 1, 2, or 3 during 2013.

(6) Payable to Clearing Agents and Brokers and Dealers

The payable to clearing agents and brokers and dealers is comprised of the following at December 31, 2013:

Securities failed to receive	$	21,141,458
Secured borrowings from clearing agents		84,526,323
Payable for unsettled trades and to-be-announced transactions		45,279,912
Other		40,985
	$	150,988,678

The secured borrowings from clearing agents, which incur interest, are collateralized by securities either owned or held for the account of customers and other brokers and dealers for which payment has not yet been received. The weighted interest rate on these collateralized borrowings at December 31, 2013 is 1.54%.

(7) Securities Sold under Agreements to Repurchase

The Partnership enters into sales of securities under agreements to repurchase, with the obligation to repurchase the securities sold reflected as a liability on the statement of financial condition. Securities owned with a fair value totaling $129,652,877 as of December 31, 2013 were sold under agreements to repurchase at prices totaling $126,483,658.

(8) Working Capital Lines of Credit

The Partnership has $22,000,000 of working capital lines of credit to a bank, which bear interest at one month LIBOR plus 2.5%. One note is $2,000,000 and is collateralized by SBA interest-only strips, and the other $20,000,000 note is unsecured. There was no balance outstanding under these lines of credit at December 31, 2013. The lines of credit mature on May 3, 2015.

The Partnership also has a $10,000,000 working capital line of credit to a bank, which bears interest at LIBOR plus 1.5% and is collateralized by cash held in a deposit account by the bank. There was no balance outstanding under this line of credit at December 31, 2013. The line of credit matures on July 1, 2014.

(9) Partner Transactions

Under the terms of the partnership agreement, a minimum of 35% of the Partnership's taxable net income, as defined, is to be distributed to the Partners based on their respective percentage interests in the Partnership.

(10) Agreements with Other Broker Dealers

The Partnership has an agreement with ICBA Securities Corporation, a related party, wherein the Partnership agrees to act as clearing broker and manage the sales and back office functions for ICBA Securities Corporation.

(11) Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum net capital. The Partnership has elected to use the alternative method, which requires the Partnership to maintain minimum net capital, as defined, equal to the greater of $250,000, or 2% of aggregate debit balances, arising from customer transactions, as defined. At December 31, 2013, the Partnership had net capital of $62,743,683, which was $62,493,683 in excess of required net capital.

(12) Commitments and Contingencies

(a) Leases

At December 31, 2013, the Company was obligated under noncancelable operating leases for office space with remaining terms in excess of one year. Estimated future annual commitments are as listed below:

Year ending December 31:		
2014	$	2,840,614
2015		2,538,536
2016		2,394,488
2017		2,420,284
2018		2,335,941
2019 and thereafter		4,215,804
	$	16,745,667

(b) Litigation

In the normal course of business, the Company is subject to claims and litigation. Management believes that such matters will not have a material adverse effect on the financial condition of the Company.

(13) Financial Instruments with Off-Balance-Sheet Risk

The Partnership enters into various transactions involving instruments with off-balance-sheet risk. These financial instruments include mortgage-backed and SBA to-be-announced securities (TBAs), securities purchased and sold on a when-issued basis, including SBA-guaranteed loans (when-issued securities). These financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

TBAs and when-issued securities provide for the delayed delivery of the underlying instrument. Management does not anticipate that losses, if any, as a result of credit or market risk would materially affect the Partnership's financial position due in part to the short-term nature of the commitments. The

unrealized gains and losses for TBAs and when-issued securities are recorded in the consolidated financial statements. The extent of the Partnership's involvement in TBAs and when-issued financial instruments with off-balance-sheet risk as of December 31, 2013 was a net commitment to purchase securities totaling $12,034,363 and a net commitment to sell securities totaling $33,336,481.

In the normal course of business, the Partnership's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Partnership to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

(14) Employee Benefits

The Company has a 401(k) plan (the Plan), which covers substantially all employees. Employees are eligible to participate in the Plan after they have been employed by the Company for a minimum of six months. The Company's matching contribution is equal to 50% of certain employee contributions up to 6% of employee's base salary.